SOL STRATEGIES TO PARTICIPATE IN WATER TOWER RESEARCH FIRESIDE CHAT ON MARCH 19

Interim CEO Michael Hubbard to discuss Q1 FY2026 financial results, 2026 strategic priorities, and institutional adoption trends

TORONTO, March 17, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced that Michael Hubbard, Interim CEO, will participate in an upcoming Water Tower Research Fireside Chat taking place on Thursday, March 19, 2026 at 2:00pm ET.

The Fireside Chat will be hosted by Dr. John Roy, Managing Director, Technology Equity Research at Water Tower Research, and will cover a range of topics including:

● Q1 FY2026 financial results, with updates since the earnings call

● 2026 strategic priorities, including M&A, expansion of institutional staking partnerships, and other core growth initiatives

● How SOL Strategies' business is navigating the current digital asset market landscape, DeFi and TradFi convergence, and institutional adoption trends

This event is open access for all investors. Interested parties can register through Water Tower Research at: LINK

"We've got a lot to talk about," said Michael Hubbard, Interim CEO of SOL Strategies. "Between Q1 results, the STKESOL launch, and where we see the staking market heading, we're going to cover a lot of ground. John asks good questions and we're looking forward to an open conversation with investors."

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the topics to be covered during the Fireside Chat and their intended relevance to investors. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.